UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

Outbrain Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

69002R103

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69002R103	Schedule 13G

1	NAME OF REPORTING PERSON RM Hamburg Holding GmbH (f/k/a Gruner + Jahr GmbH)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,179 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,179
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,179 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.30% (1)
12	TYPE OF REPORTING PERSON CO

(1) See Item 4 below. The Reporting Person owns 3,603,179 shares of Common Stock of the Issuer. As of February 28, 2022 the Issuer’s outstanding capital stock consists of 57,223,650 shares of Common Stock, $0.001 par value per share as more fully described in the Issuer’s 10-K (File No. 001-40643) filed with the SEC on March 18, 2022.

CUSIP No. 69002R103	Schedule 13G
1	NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,179 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,179 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,179 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.30% (1)
12	TYPE OF REPORTING PERSON CO

(1) See Item 4 below. The Reporting Person owns 3,603,179 shares of Common Stock of the Issuer. As of February 28, 2022 the Issuer’s outstanding capital stock consists of 57,223,650 of Common Stock, $0.001 par value per share as more fully described in the Issuer’s 10-K (File No. 001-40643) filed with the SEC on March 18, 2022.

Item 1(a). Name of Issuer:

Outbrain Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

111 West 19th Street, New York, NY 10011

Item 2(a). Name of Person Filing:

RM Hamburg Holding GmbH and

Bertelsmann SE & Co. KGaA (each a “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

RM Hamburg Holding GmbH – Am Baumwall 11, D-20459 Hamburg, Germany

Bertelsmann SE & Co. KGaA – Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany

Item 2(c). Citizenship:

RM Hamburg Holding GmbH – Germany

Bertelsmann SE & Co. KGaA – Germany

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

69002R103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership

(a)	Amount beneficially owned: 3,603,179

(b)	Percent of class: 6.30

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,603,179

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,603,179

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated by reference herein.

As of 18 March 2022 each Reporting Person may be deemed to beneficially own 3,603,179 shares of Common Stock, representing 6.30% of the total Common Stock issued and outstanding. RM Hamburg Holding GmbH, a German limited liability company, is the record holder of these shares. RM Hamburg Holding GmbH is a wholly owned subsidiary of Bertelsmann SE & Co. KGaA.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2022

RM Hamburg Holding GmbH

/s/ Dr. Udo Stalleicken
Name: Dr. Udo Stalleicken
Title: Director (Geschäftsführer)

/s/ Wulf Bettina
Name: Wulf Bettina
Title: Authorized Attorney (Prokuristin)

Bertelsmann SE & Co. KGaA

/s/ Patricia Engels
Name: Patricia Engels
Title: Authorized Attorney (Prokuristin)

/s/ Dr. Michael Kronenburg
Name: Dr. Michael Kronenburg
Title: Authorized Attorney (Prokurist)

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated, May 16, 2022, by and among RM Hamburg Holding GmbH and Bertelsmann SE & Co. KGaA

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to shares of Common Stock of Outbrain Inc. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: May 27, 2022

RM Hamburg Holding GmbH

/s/ Dr. Udo Stalleicken
Name: Dr. Udo Stalleicken
Title: Director (Geschäftsführer)

/s/ Bettina Wulf
Name: Bettina Wulf
Title: Authorized Attorney (Prokuristin)

Bertelsmann SE & Co. KGaA

/s/ Patricia Engels
Name: Patricia Engels
Title: Authorized Attorney (Prokuristin)

/s/ Dr. Michael Kronenburg
Name: Dr. Michael Kronenburg
Title: Authorized Attorney (Prokurist)